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Terrence O. Davis (404) 817-8531 terrence.davis@hklaw.com

March 4, 2016

VIA EDGAR
==========
Ms. Lauren Hamilton
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
 Washington, DC 20549
RE:	Starboard Investment Trust
(File Nos. 333- 159484 and 811-22298)

Dear Ms. Hamilton:
At your request, we are submitting this letter on behalf of our client, Starboard Investment Trust (the "Trust" or the "Registrant") to the Securities and Exchange Commission (the "SEC") through the EDGAR system.  The purpose of this letter, is to respond to the oral comment provided by the staff of the SEC (the "Staff") to the undersigned, in connection with the Sarbanes-Oxley review conducted by the Staff of the Registrant's N-CSR, N-Q, N-PX, and other filings made on behalf of various series of the Registrant.
Set forth below is a summary of the Staff's comment and the response of the Trust to the comment.
SEC Review Comment
1.            Comment.  With respect to your prior response to Comment 17, we note that there is a difference in the Statement of Changes in Net Assets ($7,480,980)  for the Institutional Class of the Arin Large Cap Theta Fund compared to the Balance Sheet ($7,863,831). We also note differences for the Crescent Funds. Please explain the differences.

Response.  With respect to the Net Assets for the Arin Large Cap Theta Fund Institutional Class reported in the Balance Sheet, this figure ($7,863,831) includes the capital balance of $7,480,980 (the amount shown on the Statements of Changes in Net Assets) as well as the allocated dollar amounts of undistributed net investment income of $0, unrealized gains of $138,030, and a realized gain of $248,707, totaling $386,737 for the Fund as a whole, including both classes.  These amounts can be found on the Balance Sheet of the N-CSR.  $386,737 is the difference between the total Capital Share information found on the Statements of Changes in Net Assets for both classes (under the "Share Information" section) and the Balance Sheet Total Net Assets.

Ms. Hamilton
 Securities and Exchange Commission
March 4, 2016

With respect to the Crescent Large Cap Macro Fund, the Net Assets for each class include the Capital Share Information on the Statement of Changes, as well as the Balance Sheet Net Realized Gain and Unrealized Appreciation.  The Net Realized Gain and Unrealized Appreciation are allocated between classes.
With respect to the Crescent Strategic Income Fund, the Net Assets for each class include the Capital Share Information on the Statement of Changes, as well as the Balance Sheet Net Realized Gain and Unrealized Appreciation.  The Net Realized Gain and Unrealized Appreciation are allocated between classes.  There was a rounding difference of $1.

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Notwithstanding the comments received from the staff of the Securities and Exchange Commission, the Trust acknowledges that:
1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	Should the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;
3.	The action of the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
4.	The Trust may not assert this action as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
If you have any questions or comments, please contact the undersigned at 404.817.8531. Thank you in advance for your consideration.
Sincerely,

/s/ Terrence O. Davis

Terrence O. Davis